SEC
Mail Processing
Section

NOV 29 2021

Washington DC
413

Public

S ION

21004875

OMB Number: 3235-0123
Expires: October 31, 2023
SEC FILE NUMBER
8-65979

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **OCTOBER 1, 2020** AND ENDING: **SEPTEMBER 30, 2021**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FOR OFFICIAL USE ONLY

150 WEST SECOND STREET, SUITE 400
(No. and Street)

ROYAL OAK	**MICHIGAN**	**48067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

BDO USA, LLP
(Accounting Firm)

800 NICOLLET MALL, SUITE 600
(Address)

MINNEAPOLIS	**MINNESOTA**	**55402**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

TAB 2

STOUT

OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT CAPITAL, LLC**, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

CEO & Managing Director

Subscribed and sworn to before me
this 23 date of NOV, 2021

Notary Public

KERRI L. BONNER
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jan 5, 2022
ACTING IN COUNTY OF Oakland

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

TAB 3

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)

Statement of Financial Condition

SEPTEMBER 30, 2021

**The Statement of Financial Condition, pursuant to SEA Rule 17a-5
as of September 30, 2021
is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.**

CONTENTS

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Stout Capital, LLC
Royal Oak, MI

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Stout Capital, LLC (the "Broker-Dealer") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2020.

November 23, 2021

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

	2021
ASSETS	
Cash	$ 17,671,296
Billed receivables, net	70,885
Unbilled receivables	203,444
Prepaid expenses	44,439
TOTAL ASSETS	**$ 17,990,064**
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 93,100
Deferred revenue	183,333
Due to Parent	6,020,050
TOTAL LIABILITES	**$ 6,296,483**
Member's equity	11,693,581
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 17,990,064**

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

Stout Capital, LLC (the "Company") is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry PAB accounts. The Company is a wholly-owned subsidiary of Stout Risius Ross, LLC (the "Parent") which is jointly owned by Stout Holdings I, Inc. and Stout Holdings II, Inc. (the "Holdings'").

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments – Fair Value and Credit Losses
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

Recently Adopted Accounting Pronouncements
On October 1, 2020, the Company adopted ASU2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which replaces the incurred loss methodology with a current expected loss ("CECL") methodology. The Company elected the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption.

Receivables from Customers and Allowance for Doubtful Accounts
The Company evaluates the collectability of receivables from customers based on a combination of factors using the CECL framework. In circumstances where the Company is aware of a specific customer's inability to pay, the Company will fully reserve any outstanding amounts deemed

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

uncollectible. For all other customers, the company records a reserve against any billed receivable balance based on the length of time the receivable is past due and historical experience. The allowance for doubtful accounts is $18,702 at September 30, 2021.

Unbilled receivables represent reimbursable expenses for which no invoices to clients have been issued as of September 30, 2021.

Cash

The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash. At September 30, 2021, the Company had deposits in excess of federally insured amounts of $17,421,521.

Prepaid Expenses

Prepaid expenses of $44,439 were paid at September 30, 2021. $16,843 was paid to FINRA for licensing, regulatory & fee assessments and $27,596 was paid to outside data vendors.

Revenue Recognition

Revenues are recognized when the control of the promised services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Investment banking revenues include fees earned from providing mergers and acquisitions (M&A) advice, private capital raise, financial sponsor coverage, and other financial advisory services. Investment banking success fees are recognized when services for the transaction are completed and the underlying transaction is closed, as a single performance obligation. In some instances, the Company will receive a retainer before the end of the project. These retainer payments are minimal in comparison to total project fees and the retainers are amortized and recognized over time to match the continued delivery of performance obligations to clients over an estimated period of time. Unrecognized retainer fee revenue is recorded on the Statement of Financial Condition as deferred revenue and was $183,333 at September 30, 2021. The Company reviews its amortization policies on an annual basis.

Income Tax Status

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in the Holdings' S Corp returns will be sustained upon examination and accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by Holdings' to the Company at September 30, 2021.

Computation of Customer Reserve
The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving M&A advice, private capital raise, financial sponsor coverage, and other financial advisory services.

Novel Coronavirus (COVID-19)
The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant decline and volatility in commercial markets. On March 11, 2020, the World Health Organization declared the novel coronavirus a pandemic. The coronavirus pandemic and government responses are creating disruption in global supply chains, operational liquidity, and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company's performance and its financial results.

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent will be responsible for facility rent and utilities, office and admin support, marketing, taxes, general insurance and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly.

The $6,020,050 Due to Parent at September 30, 2021 is for employee compensation, which is paid directly by the Parent for all Company employees.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to SEA Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2021, the Company had net capital of $11,374,813, which was $10,955,047 in excess of its required net capital of $419,766. The ratio of aggregate indebtedness to net capital was 0.55 to 1.

NOTE E: SUBSEQUENT EVENT

On October 28, 2021, the Parent, Stout Risius Ross, LLC, announced that Audax Private Equity ("Audax") has agreed to make an investment alongside employee shareholders to support future growth. As a result of this ownership change, the Parent will no longer be owned directly by Stout Holdings I, Inc. and Stout Holdings II, Inc., and it will be controlled by AG Stout Holdings, Inc. This ownership change will not impact the Company or any existing affiliates of the Parent.

The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of calendar year 2021.

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Stout Capital, LLC
Royal Oak, MI

We have reviewed management's statements, included in the accompanying Stout Capital, LLC Exemption Report, in which (1) Stout Capital, LLC identified it does not claim an exemption under paragraph (k) of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) pursuant to Footnote 74 of the SEC Release No. 34-70073 and (2) Stout Capital, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Stout Capital LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stout Capital LLC's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 and Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

November 23, 2021

STOUT

STOUT CAPITAL, LLC
EXEMPTION REPORT
SEA Rule 17a-5(d)(4)

November 23, 2021

The information below is designed for a broker dealer that does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 [i.e., paragraph (k)(2)(i)] and has limited business activities eligible for filing and preparing an exemption report as follows:

- Stout Capital, LLC is a broker/dealer registered with the SEC and FINRA.

- Stout Capital, LLC conducts business activities involving mergers and acquisitions (M&A) advice, private capital raise and other financial advisory services.

  The firm (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

  The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving mergers and acquisitions (M&A) advice, private capital raise and other financial advisory services.

- The firm has not recorded any exceptions to the above through the year ended September 30, 2021.

  The above statements are true and correct to the best of my and the Firm's knowledge.

PARENT:

STOUT RISIUS ROSS, LLC

By: ______________________

Name: Ryan D. Thies
Title: Chief Financial Officer

COMPANY:

STOUT CAPITAL, LLC

By: ______________________

Name: Michael D. Benson
Title: CEO & Managing Director